UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

BRC Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05601U105

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,500,000 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,500,000 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 125,000 Shares (as defined below) that Engaged Capital Flagship Master (as defined below) has a right to acquire within 60 days that are currently held by Engaged Capital Co-Invest XIII (as defined below).

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest XIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,025,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,025,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,500,000 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,500,000 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 125,000 Shares that Engaged Capital Flagship Master has a right to acquire within 60 days that are currently held by Engaged Capital Co-Invest XIII.

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,500,000 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,500,000 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.9% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Includes 125,000 Shares that Engaged Capital Flagship Master has a right to acquire within 60 days that are currently held by Engaged Capital Co-Invest XIII.

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,025,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,025,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,025,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,025,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,025,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,025,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,025,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 05601U105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A common stock, par value $0.0001 per share (the “Shares”), of BRC Inc., a Delaware public benefit corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1144 S. 500 W, Salt Lake City, Utah 84101.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Flagship Master”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Co-Invest XIII, LP, a Delaware limited partnership ("Engaged Capital Co-Invest XIII"), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital Flagship Fund, LP, a Delaware limited partnership (“Engaged Capital Fund”), as a feeder fund of Engaged Capital Flagship Master;

(iv)	Engaged Capital Flagship Fund, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Flagship Master;

(v)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of Engaged Capital Flagship Master and Engaged Capital Co-Invest XIII and as the investment adviser of a certain managed account (the “Engaged Capital Account”);

(vi)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(vii)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Engaged Capital Offshore. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

CUSIP No. 05601U105

(b)       The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest XIII, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

(c)       The principal business of Engaged Capital Flagship Master and Engaged Capital Co-Invest XIII is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest XIII, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest XIII and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore. Mr. Welling also serves as a director of the Issuer.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands. Engaged Capital Co-Invest XIII, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

9,375,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $93,750,000, were purchased with working capital, pursuant to the Forward Purchase Agreement (as defined and described in Item 4). 1,000,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $10,000,000, were purchased with working capital, pursuant to the Subscription Agreement (as defined and described in Item 4).

The 625,000 Shares held in the Engaged Capital Account, the aggregate cost for which was $6,250,000, were purchased with working capital, pursuant to the Forward Purchase Agreement.

The 5,025,000 Shares beneficially owned directly by Engaged Capital Co-Invest XIII, the aggregate cost for which was $50,025,000, were purchased with working capital, pursuant to the Subscription Agreement.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares reported herein for investment purposes in connection with the Business Combination (as defined and described below). Subject to the provisions of certain agreements described below and entered into between the Issuer and the Reporting Persons, among others, and depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 05601U105

The Business Combination

The Issuer previously entered into a Business Combination Agreement, dated as of November 2, 2021, as amended by the First Amendment to Business Combination Agreement, dated as of January 4, 2022 (as so amended, the “Business Combination Agreement”), each by and among the Issuer, SilverBox Engaged Merger Corp I, a Delaware corporation (“SilverBox”), SBEA Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub 1”), BRCC Blocker Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of SilverBox (“Merger Sub 2”), Authentic Brands LLC, a Delaware limited liability company (“Authentic Brands”) and the parent company of Black Rifle Coffee Company LLC, a Delaware limited liability company (“BRCC”), and Grand Opal Investment Holdings, Inc., a Delaware corporation and holder of equity interests in Authentic Brands (“Blocker”).

On February 9, 2022 (the “Closing Date”), as contemplated by the Business Combination Agreement, (i) SilverBox merged with and into Merger Sub 1 (the “SilverBox Merger”), with Merger Sub 1 surviving the SilverBox Merger as a direct wholly-owned subsidiary of the Issuer, and (ii) immediately following the SilverBox Merger, Merger Sub 2 merged with and into Blocker (the “Blocker Merger” and, together with the SilverBox Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Blocker surviving as a wholly-owned subsidiary of Merger Sub 1. On February 10, 2022, Blocker was merged with and into Merger Sub 1, with Merger Sub 1 surviving the merger, as contemplated by the Business Combination Agreement.

The foregoing description of the Business Combination Agreement and first amendment thereto does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, which is attached hereto as Exhibits 99.1 and 99.2 and is incorporated herein by reference.

Investor Rights Agreement

On February 9, 2022, in connection with the closing of the Business Combination (the “Closing”), the Issuer entered into the Investor Rights Agreement with certain stockholders (the “Investor Rights Agreement” and such parties, the “IRA Parties”), including certain of the Reporting Persons.

Director Appointment

Under the Investor Rights Agreement, subject to certain step-down provisions, Engaged Capital, on behalf of Engaged Capital Flagship Master and the Engaged Capital Account, has the right to nominate up to two board members (each, an “Engaged Director”). Mr. Welling has been nominated to the Board pursuant to that right.

CUSIP No. 05601U105

Voting

From February 9, 2022 until February 9, 2027 (the “Voting Period”), certain of the Reporting Persons and other stockholders party to the Investor Rights Agreement have agreed to vote all of their respective Shares and shares of the Issuer’s Class B Common Stock (together with the Shares, the “PubCo Shares”), as applicable, as directed by Evan Hafer or, solely in the event that no such direction is provided by Mr. Hafer after inquiry, as recommended by the board of directors of the Issuer (the “Board”), in each case with respect to the election and removal of directors to the Board. Such persons have granted Mr. Hafer a springing proxy to vote such PubCo Shares in accordance with the foregoing obligations, which kicks-in to the extent a party fails to vote or attempts to vote in a manner inconsistent with its voting obligations.

In addition, for the duration of the Voting Period, the IRA Parties are required to vote all of their respective PubCo Shares, as applicable, in favor of the Engaged Directors and certain other directors recommended by the Board.

By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be members of a “group” with the IRA Parties pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but the Reporting Persons disclaim membership in any such group.

Termination

Engaged Capital’s director appointment rights under the Investor Rights Agreement will terminate when Engaged Capital, on behalf of Engaged Capital Flagship Master and the Engaged Capital Account, together with their permitted transferees, has less than 33% of the economic interests in the Issuer that such parties beneficially owned immediately after the Closing. The registration rights in the Investor Rights Agreement will terminate as to each holder of shares of the Issuer’s common stock when such holder ceases to hold any such shares of common stock of the Issuer or securities exercisable or exchangeable for such shares of common stock.

The above description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Forward Purchases

In connection with the Closing of the Business Combination, on February 9, 2022, the Issuer issued an aggregate of 10,000,000 Shares (the “Forward Purchase Shares”) to Engaged Capital Flagship Master and the Engaged Capital Account at $10.00 per Forward Purchase Share, in exchange for 10,000,000 shares of SilverBox Class C Common Stock issued to the foregoing pursuant to the amended and restated forward purchase agreement (the “Forward Purchase Agreement”) for aggregate proceeds of $100,000,000.

The above description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Purchase Agreement, which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

PIPE Investment

In connection with the Closing of the Business Combination, on February 9, 2022, the Issuer issued 10,000,000 Shares (the “PIPE Shares”) to certain accredited investors (collectively, the “PIPE Investors”), including certain of the Reporting Persons at $10.00 per PIPE Share, in exchange for 10,000,000 shares of SilverBox Class C Common Stock issued to the PIPE Investors pursuant to the subscription and backstop agreements (collectively, the “Subscription Agreements”) for aggregate proceeds of $100,000,000 (the “PIPE Investment”).

CUSIP No. 05601U105

The above description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of PIPE Subscription Agreement, which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Except in Mr. Welling’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 44,009,874 Shares outstanding as of February 9, 2022, which is the total number of Shares outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2022.

As of the date hereof, Engaged Capital Flagship Master beneficially owned 10,500,000 Shares, including 125,000 Shares that Engaged Capital Flagship Master has a right to acquire within 60 days that are currently held by Engaged Capital Co-Invest XIII, constituting approximately 23.9% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 10,500,000 Shares owned by Engaged Capital Flagship Master, constituting approximately 23.9% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest XIII beneficially owned 5,025,000 Shares, constituting approximately 11.4% of the Shares outstanding.

As of the date hereof, 625,000 Shares were held in the Engaged Capital Account, constituting approximately 1.4% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and Engaged Capital Co-Invest XIII and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 16,025,000 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XIII and held in the Engaged Capital Account, constituting approximately 36.4% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 16,025,000 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XIII and held in the Engaged Capital Account, constituting approximately 36.4% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 16,025,000 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest XIII and held in the Engaged Capital Account, constituting approximately 36.4% of the Shares outstanding, which includes 100,000 Shares that Mr. Welling has the right to acquire within 60 days, which are currently held by Engaged Capital Co-Invest XIII.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 05601U105

(b)       By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest XIII, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest XIII.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

The foregoing excludes securities of the Issuer held by Silverbox Engaged Sponsor LLC (the “Sponsor”), of which Engaged Capital is a member. As a member of the Sponsor, Engaged Capital does not have the power to vote or dispose of the securities of the Issuer held by the Sponsor.

(c)       Other than as described above in Items 3 and 4, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 22, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

As set forth above, Engaged Capital is a member of the Sponsor, which may be deemed to beneficially own 4,812,243 Shares and holds 6,266,667 warrants (the “Warrants”), which may be exercised beginning on March 9, 2022, expire on February 9, 2027 and have a strike price of $11.50, each of which entitles the Sponsor to purchase one Share per Warrant. As a member of the Sponsor, Engaged Capital would be entitled to a pro-rata distribution of the securities of the Issuer held by the Sponsor equivalent to its membership interest in the Sponsor.

The descriptions of the Business Combination Agreement, Investor Rights Agreement, Forward Purchase Agreement and Subscription Agreement set forth in Item 4 above are incorporated by reference herein.

In addition to the description of the Investors Rights Agreement set forth above, the Investor Rights Agreement also provides for the following:

CUSIP No. 05601U105

Registration Rights

Under the Investor Rights Agreement, within 30 business days of February 9, 2022, the Issuer is required to file a registration statement on Form S-1 registering the resale of securities held by the parties to the Investor Rights Agreement under the Securities Act of 1933, as amended.

Lock-Up

Under the Investor Rights Agreement, the IRA Parties are not permitted to transfer shares of the Issuer beneficially owned or otherwise held by them prior to August 9, 2022, subject to certain customary exceptions including (a) transfers to permitted transferees, such as an affiliate of such person, a member of the person’s immediate family or to a trust, the beneficiary of which is a member of the person’s immediate family and (b) to a charitable organization, by the by the laws of descent and distribution upon death, or pursuant to a qualified domestic relations order.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	The Business Combination Agreement, dated as of November 2, 2021, by and among SilverBox, the Issuer, Merger Sub 1, Merger Sub 2, Authentic Brands and Blocker (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4 (File No. 333-260942) filed on November 10, 2021 with the SEC).

99.2	First Amendment to Business Combination Agreement, dated as of January 4, 2022, by and among SilverBox, the Issuer, Merger Sub 1, Merger Sub 2, Authentic Brands and Blocker (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4/A (File No. 333-260942) filed on January 4, 2022 with the SEC).

99.3	Investor Rights Agreement, dated as of February 9, 2022, by and among the Issuer and the stockholders party thereto (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 10, 2022).

99.4	Amended and Restated Forward Purchase Agreement, dated as of November 2, 2021, by and among SilverBox, Engaged Capital and Authentic Brands (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-4 (File No. 333-260942) filed on November 10, 2021 with the SEC).

99.5	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Registration Statement on Form S-4 (File No. 333-260942) filed on November 10, 2021 with the SEC).

99.6	Joint Filing Agreement, by and among the Reporting Persons, dated February 22, 2022.

CUSIP No. 05601U105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest XIII, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP No. 05601U105

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*

Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by the Schedule 13D is set forth therein.